UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001- 16583

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc. 1170 Peachtree Street, NE Suite 2400 Atlanta, Georgia 30309

REQUIRED INFORMATION
The following documents are filed as part of this report:
1.	Audited Financial Statements
Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010
Notes to Financial Statements
Supplemental Schedule

2.	Exhibits The following exhibit is filed with this report: Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2011	By:	Acuity Brands, Inc.
Plan Administrator

	By:	/s/ Vernon J. Nagel
		Name:	Vernon J. Nagel
		Title:	Chairman, President and Chief Executive Officer

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Audited Financial Statements and Supplemental Schedule
At December 31, 2010 and 2009 and for the year ended December 31, 2010

Report of Independent Registered Public Accounting Firm
Members of the Investment Committee
Acuity Brands, Inc. Selected 401(k) and Retirement Plans
We have audited the accompanying statements of net assets available for benefits of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2010 and 2009, and the changes in the net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans’ management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP

Atlanta, Georgia
June 28, 2011

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
December 31, 2010

					Holophane Division
					of Acuity Brands
					Lighting 401(k) Plan
			Acuity Brands	Holophane Division	for Hourly Employees
			Lighting, Inc.	of Acuity Brands	Covered by a
	Filing	Acuity Brands,	401(k) Plan for	Lighting 401(k) Plan	Collective Bargaining
	Plan	Inc. 401(k) Plan	Hourly Employees	for Hourly Employees	Agreement
	No.	033	067	069	070
Assets:
Plan Interest in Acuity DC Trust at fair value		$183,507,306	$2,934,729	$4,476,833	$16,632,283
Receivables:
Employer contributions		216,323	1,129	1,858	10,890
Participant contributions		442,061	8,920	4,187	14,319
Notes receivable from participants		2,264,917	96,421	41,124	592,357

Total assets		186,430,607	3,041,199	4,524,002	17,249,849

Liabilities:
Excess contributions payable		—	—	—	—

Total liabilities		—	—	—	—

Net Assets at fair value		186,430,607	3,041,199	4,524,002	17,249,849
Valuation adjustment *		(1,873,237)	(29,702)	(69,731)	(394,850)

Net assets available for benefit		$184,557,370	$3,011,497	$4,454,271	$16,854,999

Plan interest percentage in Acuity DC Trust		88.4%	1.4%	2.1%	8.1%
See accompanying notes.

*	Represents adjustment from fair value to contract value for interest in the Acuity DC Trust relative to fully benefit responsive investment contracts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
December 31, 2009

					Holophane Division
					of Acuity Brands
					Lighting 401(k) Plan
			Acuity Brands	Holophane Division	for Hourly Employees
			Lighting, Inc.	of Acuity Brands	Covered by a
	Filing	Acuity Brands,	401(k) Plan for	Lighting 401(k) Plan	Collective Bargaining
	Plan	Inc. 401(k) Plan	Hourly Employees	for Hourly Employees	Agreement
	No.	033	067	069	070
Assets:
Plan Interest in Acuity DC Trust at fair value		164,610,359	2,177,900	6,377,280	16,223,585
Receivables:
Employer contributions		59,052	388	553	6,445
Participant contributions		27,298	5,199	1,222	8,097
Notes receivable from participants		1,986,860	73,684	89,008	671,209

Total assets		166,683,569	2,257,171	6,468,063	16,909,336

Liabilities:
Excess contributions payable		146,360	—	—	—

Total liabilities		146,360	—	—	—

Net Assets at fair value		166,537,210	2,257,171	6,468,063	16,909,336
Valuation adjustment *		(1,082,355)	(18,653)	(58,606)	(241,866)

Net assets available for benefit		$165,454,855	$2,238,518	$6,409,457	$16,667,470

Plan interest percentage in Acuity DC Trust		86.7%	1.2%	3.4%	8.7%
See accompanying notes.

*	Represents adjustment from fair value to contract value for interest in the Acuity DC Trust relative to fully benefit responsive investment contracts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

					Holophane Division
					of Acuity Brands
					Lighting 401(k) Plan
				Holophane Division	for Hourly
			Acuity Brands	of Acuity Brands	Employees Covered
			Lighting, Inc. 401(k)	Lighting 401(k) Plan	by a Collective
	Filing	Acuity Brands, Inc.	Plan for Hourly	for Hourly	Bargaining
	Plan	401(k) Plan	Employees	Employees	Agreement
	No.	033	067	069	070
Additions:
Net investment gain from Acuity DC Trust		$23,285,038	$363,415	$598,503	$1,615,495
Contributions:
Employer		3,587,281	25,698	33,916	273,929
Participant		9,417,497	311,657	72,593	356,956
Transfer from other qualified plan		1,773,820	630,357	—	—

Total additions		38,063,636	1,331,127	705,012	2,246,380

Deductions:
Benefit payments		19,056,918	536,374	2,633,447	2,011,579

Total deductions		19,056,918	536,374	2,633,447	2,011,579

Plan transfers in (out), net		95,797	(21,774)	(26,751)	(47,272)

Net increase		19,102,515	772,979	(1,955,186)	187,529

Net assets available for benefits:
January 1, 2010		165,454,855	2,238,518	6,409,457	16,667,470

December 31, 2010		$184,557,370	$3,011,497	$4,454,271	$16,854,999

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2010
1. Description of the Plans
General
The financial positions of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (collectively, the “Plans”) are included in the accompanying financial statements. The investment assets of the Plans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals at the time the match is funded.
Effective July 1, 2010, the assets of the Sensor Switch 401(k) Plan were merged into the Acuity Brands, Inc. 401(k) Plan and the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees. Employees of Sensor Switch, Inc. became eligible on September 1, 2009 to participate in the plans in accordance with the terms of the respective plans.
Refer to the respective summary plan description or plan agreement for additional information about the Plans’ eligibility, funding, allocation, vesting, and benefit provisions.
Eligibility and Forfeitures
Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, union and non-union hourly employees of Acuity Brands, Inc. and its subsidiaries (“Acuity Brands” or “the Company”). Employees of certain unions who have elected not to participate in such Plans and foreign employees of the Company are not eligible to participate.
Employees have immediate eligibility upon attaining the age requirement of each respective plan. The Plans further provide that forfeitures of Company contributions may be used to pay plan administrative expenses or reduce future Company contributions.
In the event of the cessation of operation of a plant, or the discontinuance of a component of the Company’s business, plan participants shall automatically become fully vested in Employer contributions upon termination.
Participant Loans
Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the excess of the participant’s highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan and one residence loan, a loan issued for the purchase of a primary residence, are permitted during a calendar year. The Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement are the only Plans which allow for residential loans.
Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years, and residential loans must be repaid within ten years.
Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period.
Administration
Administration of the Plans is the responsibility of the Company’s Investment Committee, members of which are designated by the Chairman, President, and Chief Executive Officer of Acuity Brands, Inc. All administrative expenses of the Plans were paid by either the Company or plan forfeitures during the year ended December 31, 2010.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
1. Description of the Plans (continued)
Plan Termination
Although the Company intends for the Plans to be permanent, the Plan agreements provide the Company the right to discontinue contributions or to terminate the Plans at any time.
In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.
In October 2008, the Company announced the planned closures of the Austin, Texas, and Utica, Ohio, facilities. The Utica, Ohio, closure was completed in 2009. The Austin, Texas, closure has been delayed and is now anticipated to occur by September 2011. As a result, the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees incurred a partial plan termination. The partial plan termination will cause any unvested accounts of participants affected by the partial plan termination to become fully vested and nonforfeitable.
In October 2008, the Company announced a staff reduction of the IBEW union employees at the Holophane Newark, Ohio facility. The staff reduction began and completed in 2009. As a result, the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement incurred a partial Plan termination following the staff reduction. The partial plan termination caused any unvested accounts of the IBEW employees affected by the termination to become fully vested and nonforfeitable.
Investment in Parties-In-Interest Common Stock
As of December 31, 2010 and 2009, the percentage of the Acuity DC Trust’s net assets invested in the common stock of Acuity Brands, Inc. was 3.8% and 2.9% respectively.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)
Funding Policy
The basis for determining participant (pre-tax) and Company contributions is as follows:

Participant
Plan Name	Contributions	Employer Contributions

Acuity Brands, Inc. 401(k) Plan	1% to 50% of compensation	Matching contribution of 60% of the first 6% of participant compensation.

Supplemental contributions for employees who on December 31, 2002 were active participants in the Acuity Brands, Inc. Pension Plan, which was frozen on that date are made at the end of each plan year to eligible participants who are non-highly compensated employees and who are employed on the last day of the plan year.

Effective June 1, 2006, automatic enrollment was implemented for all new hires at 3% deferral.

Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	1% to 25% of compensation	Plan provides that the matching contribution for hourly employees of Hydrel will be equal to 25% of the first 15% of a participant’s contributions and for hourly employees of Sensor Switch Inc will be equal to 60% of the first 6% of participant’s contributions.

Teamsters Local Union 673 — Midwest Regional Warehouse employees received an employer contribution equal to $.16 per hour worked in 2010 regardless of whether they made participant deferrals to the plan.

Employees at all other locations participating in the plan do not receive an employer contribution.

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	1% to 60% of compensation	Employees of Utica, Ohio hired on or after December 1, 2001 — 60% of participant contribution up to 6% of compensation. Employees of Utica, Ohio hired before December 1, 2001 — 33% of participant contribution up to 6% of compensation.

Employees of Metal Optics — 50% of participant contribution up to 6% of compensation.

All other employees of Holophane — 33% of participant contribution up to 6% of compensation, plus a discretionary basic contribution of 5% of annual compensation.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)
Funding Policy (continued)

Participant
Plan Name	Contributions	Employer Contributions

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 25% of compensation	IBEW Local 1853 — Effective April 1, 2003 the basic additional contribution was increased to 5% of annual compensation. Participating employees hired prior to December 16, 2001 receive match of 30% of the first 5% of compensation, plus basic 5% of annual compensation. Participating employees hired on or after December 16, 2001 receive a matching contribution of 50% of the first 6% of compensation.

USW Local Nos. 4, 105 and 525 — Effective August 6, 2007, for participating employees hired prior to August 5, 2002, 30% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 receive a matching contribution of 60% of the first 6% of participant deferrals. Prior to August 6, 2007, for participating employees hired prior to August 5, 2002, 25% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 receive a matching contribution of 50% of the first 6% of compensation.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Accounting
The accounts of the Plans are maintained by the trustee, Merrill Lynch National Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.
Investments
The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Fund assets are allocated to selected independent investment managers to invest under these guidelines.
Investments of the Acuity DC Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Please see Notes 3 and 8 for further discussion of fair value measurements.
The Acuity DC Trust holds investments in synthetic guaranteed investment contracts (“synthetic GICs” or “wrap contracts”) as part of the Stable Value Fund. The synthetic GICs each hold a diversified portfolio of investment contracts backed by high-quality bonds, including corporate bonds, mortgage-backed securities, asset-backed securities, government securities, or units of collective trust funds holding corporate and government bonds. Bonds or units of collective trust funds are held in the name of the Acuity DC Trust. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts’ underlying holdings. As required by Accounting Standards Codification (“ASC”) 946, Financial Services—Investment Companies, (“ASC 946”) and ASC 962, Plan Accounting—Defined Contribution Pension Plans, (“ASC 962”), the investments in synthetic GICs deemed to be fully benefit responsive are presented at fair value on the Statements of Net Assets Available for Benefits in the row Plan Interest in Acuity DC Trust. An adjustment row has also been included in the Statements of Net Assets Available for Benefits so that the ending values of the synthetic GICs are recorded at contract value in the Net Assets Available for Benefits.
Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying investments being managed. The minimum crediting rate is 0%.
Certain events limit the ability of the Plans to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuer, (2) bankruptcy of the Plans’ sponsor or other Plans’ sponsor events which cause a significant withdrawal from the Plans, or (3) the failure of the Acuity DC Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Acuity Brands does not believe that the occurrence of any event limiting the Plans’ ability to transact at contract value with members is probable.
The contract issuers can only terminate the contract under very limited circumstances, such as Acuity Brands or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Acuity Brands does not believe it is likely that the contracts will be terminated.

The average yield of the Stable Value Fund based on actual earnings was approximately 4.23% and 4.32% at December 31, 2010 and 2009, respectively. The average yield credited to members reflecting all investments in the Stable Value Fund was approximately 4.06% and 4.18% at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, the fair values of the underlying assets of the synthetic GICs were $51,020,340 and $50,266,517, respectively. At December 31, 2010 and 2009, the values of the wrap contracts and book valuation adjustments included in the Acuity DC Trust were ($2,315,844) and ($1,371,983), respectively.
Notes Receivable from Participants
The notes receivable from participants are participant loans in the Acuity DC Trust which are carried at principal amounts outstanding plus accrued but unpaid interest.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and the differences could be significant.
New Accounting Pronouncements
In May 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.
In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). The updates require new disclosures around transfers into and out of Levels 1 and 2 in the fair value hierarchy and separate disclosures about purchases, sales, issuances, and settlements related to Level 3 measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, with early adoption permitted, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of Level 3 activity. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years with early adoption permitted. Adoption of ASU 2010-06 did not have a material effect on the Plans’ net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962) — Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). The updates to the Codification require that participant loans be classified as notes receivable from participants. ASU 2010-25 should be applied retrospectively to all prior periods presented and is effective for fiscal years ending after December 15, 2010, with early adoption permitted. Adoption of ASU 2010-25 did not have a material effect on the Plans’ net assets available for benefits or its changes in net assets available for benefits.
In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which clarifies the wording and disclosures required in Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement (“ASC 820”), to converge with those used (to be used) in International Financial Reporting Standards. The update explains how to measure and disclose fair value under ASC 820. However, the FASB does not expect the changes in this standards update to alter the current application of the requirements in ASC 820. The provisions of ASU 2011-04 are effective for public entities prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is prohibited. Therefore, ASU 2011-04 is effective for the Company on January 1, 2012. The Company does not expect ASU 2011-04 to have a material effect on the Plans’ net assets available for benefits or its changes in net assets available for benefits.
3. Acuity DC Trust
The Acuity DC Trust is a collective investment of the assets of participating employee benefit plans of the Company. Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and distributed among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Trust. The fair value of net assets of the Acuity DC Trust is presented below as of December 31, 2010 and 2009.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)
3. Acuity DC Trust (continued)

		Plans’ Percentage Interest
	2010	Plan	Plan	Plan	Plan
	Value	No. 033	No. 067	No. 069	No. 070

Mutual Funds
Vanguard S & P Index	$23,159,415	91.77%	1.45%	2.45%	4.33%
American Century Equity Income	13,779,609	92.33%	0.80%	1.70%	5.17%
T. Rowe Price Mid Cap Growth	18,107,156	90.09%	0.50%	2.17%	7.24%
Templeton Foreign	10,847,065	95.22%	0.61%	1.01%	3.16%
CRM Mid Cap Value	8,458,864	93.46%	0.89%	1.42%	4.23%
Vanguard Explorer	8,622,654	88.67%	1.23%	2.38%	7.72%
T Rowe Price Growth Stock	7,846,219	87.48%	0.90%	2.97%	8.65%
Northern Small Cap Value	8,107,228	96.05%	0.56%	1.12%	2.27%

Total Mutual Funds	98,928,210

Self-Directed Brokerage Accounts
Money Market Fund	1,766,068	99.09%	—%	—%	0.91%
Corporate Bonds	116,338	100.00%	—%	—%	—%
Mutual Funds	748,324	67.73%	—%	—%	32.27%
Preferred Stocks	77,735	100.00%	—%	—%	—%
Common Stocks	3,855,050	92.45%	—%	—%	7.55%

Total Self-Directed Brokerage Accounts	6,563,515

Common Stock
Acuity Brands Stock	7,701,500	95.60%	1.52%	1.00%	1.88%

Common/Collective Trusts
Dow Jones Target Today Fund	2,862,701	81.42%	2.18%	2.34%	14.06%
Dow Jones Target 2025 Fund	14,735,210	91.68%	3.19%	1.74%	3.39%
Dow Jones Target 2045 Fund	5,567,006	90.14%	4.35%	2.97%	2.54%
Dow Jones Target 2015 Fund	3,548,503	83.59%	5.96%	2.71%	7.74%
Dow Jones Target 2035 Fund	6,027,576	88.13%	3.39%	3.75%	4.73%
SSGA Passive Bond Market	8,477,180	95.85%	0.71%	0.83%	2.61%

Total Common/Collective Trusts	41,218,176

103-12 Investment Entities
INVESCO Stable Value Fund	53,139,888	79.12%	1.25%	2.95%	16.68%

Total Investments	207,551,289

Unallocated Cash	4,520
Accrued Investment Income	984
Adjustments for pending trades	18,030

Total Assets	207,574,823

Accrued expenses and other	(23,672)

Net Assets at fair value	207,551,151

Valuation Adjustment	(2,367,520)

Net Assets of the Acuity DC Trust	$205,183,631

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
3. Acuity DC Trust (continued)

		Plans’ Percentage Interest
	2009	Plan	Plan	Plan	Plan
	Value	No. 033	No. 067	No. 069	No. 070

Mutual Funds
Vanguard S & P Index	$20,748,073	90.02%	1.80%	3.22%	4.96%
American Century Equity Income	13,159,738	90.41%	0.74%	3.82%	5.03%
T. Rowe Price Mid Cap Growth	15,263,841	88.02%	0.50%	3.75%	7.73%
Templeton Foreign	10,340,127	93.94%	0.68%	2.21%	3.18%
CRM Mid Cap Value	8,238,803	93.10%	0.67%	2.42%	3.81%
Vanguard Explorer	7,068,636	87.90%	1.12%	3.42%	7.56%
T Rowe Price Growth Stock	7,480,816	87.39%	0.84%	3.88%	7.89%
Northern Small Cap Value	6,199,163	94.49%	0.54%	2.40%	2.57%

Total Mutual Funds	88,499,197

Self-Directed Brokerage Accounts
Money Market Fund	2,197,237	99.53%	—%	0.21%	0.26%
Corporate Bonds	38,015	100.00%	—%	—%	—%
Mutual Funds	567,145	100.00%	—%	—%	—%
Preferred Stocks	22,596	100.00%	—%	—%	—%
Common Stocks	2,974,441	86.68%	—%	1.76%	11.56%

Total Self-Directed Brokerage Accounts	5,799,434

Common Stock
Acuity Brands Stock	5,468,176	94.64%	1.31%	2.34%	1.71%

Common/Collective Trusts
Dow Jones Target Today Fund	2,782,558	81.46%	1.76%	2.31%	14.47%
Dow Jones Target 2025 Fund	13,562,275	91.79%	1.58%	2.77%	3.86%
Dow Jones Target 2045 Fund	3,780,538	89.83%	1.05%	4.70%	4.42%
Dow Jones Target 2015 Fund	3,017,293	84.68%	2.99%	3.56%	8.77%
Dow Jones Target 2035 Fund	5,167,918	87.02%	1.63%	5.67%	5.68%
SSGA Passive Bond Market	9,145,255	94.73%	0.94%	1.91%	2.42%

Total Common/Collective Trusts	37,455,837

103-12 Investment Entities
INVESCO Stable Value Fund	52,015,445	77.23%	1.33%	4.18%	17.26%

Total Investments	189,238,090

Unallocated Cash	69,939
Accrued Investment Income	1,072
Adjustments for pending trades	132,425

Total Assets	189,441,526

Accrued expenses and other	(52,402)

Net Assets at fair value	189,389,124

Valuation Adjustment	(1,401,480)

Net Assets of the Acuity DC Trust	$187,987,644

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)
3. Acuity DC Trust (continued)
The following investments are the components of the synthetic GICs:
DC Plans Master Trust Stable Value Fund

			2010	2010
		2010	Valuation	Contract
Contract Issuer	Security	Fair Value	Adjustment	Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short Term Bond	$5,697,464	$(212,098)	$5,485,366
Monumental	IGT MxMGR Core	8,012,666	(292,662)	7,720,004
NATIXIS Capital Markets	IGT INVESCO Short Term Bond	11,924,306	(448,264)	11,476,042
Pacific Life Insurance	IGT MxMGR Int G/C	19,189,278	(1,182,582)	18,006,696
Rabobank Nederland	IGT MxMGR Int G/C	—	—	—
State Street Bank	IGT INVESCO Short Term Bond	6,196,626	(231,914)	5,964,712

Subtotal		51,020,340	(2,367,520)	48,652,820

Wrap Contracts		51,676	—	51,676

Cash:
State Street Bank	Cash	2,067,872	—	2,067,872

Total		$53,139,888	$(2,367,520)	$50,772,368

			2009	2009
		2009	Valuation	Contract
Contract Issuer	Security	Fair Value	Adjustment	Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short Term Bond	$5,608,032	$(122,461)	$5,485,571
Monumental	IGT MxMGR Core	7,731,847	(83,303)	7,648,544
NATIXIS Capital Markets	IGT INVESCO Short Term Bond	12,208,052	(264,958)	11,943,094
Pacific Life Insurance	IGT MxMGR Int G/C	9,313,007	(390,120)	8,922,887
Rabobank Nederland	IGT MxMGR Int G/C	9,310,543	(409,108)	8,901,435
State Street Bank	IGT INVESCO Short Term Bond	6,095,036	(131,530)	5,963,506

Subtotal		50,266,517	(1,401,480)	48,865,037

Wrap Contracts		29,497	—	29,497

Cash:
State Street Bank	Cash	1,719,431	—	1,719,431

Total		$52,015,445	$(1,401,480)	$50,613,965

Investment results of the Acuity DC Trust for the year ended December 31, 2010 are as follows:

Interest income	$2,068,170
Net appreciation in fair value of common stock (quoted market prices)	3,201,931
Net investment gain from common/collective trust funds (quoted redemption values)	4,497,114
Net investment gain from mutual funds (quoted market prices)	16,095,236

Investment results	$25,862,451

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
3. Acuity DC Trust (continued)
In accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures, (“ASC 820”), the Plans determine a fair value measurement using an exit price based on the assumptions a market participant would use in pricing an asset or liability. ASC 820 established a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that reflect the Plans’ best estimate of what market participants would use in pricing an asset or liability including consideration of the risk inherent in the valuation technique and the risk inherent in the inputs to the model (Level 3).
The following table presents information about the Acuity DC Trust’s assets as of December 31, 2010 and 2009:

		Fair Value Measurements
		as of December 31, 2010
		Quoted Market	Significant
		Prices in Active	Other	Significant
	Fair Value	Markets for	Observable	Unobservable
	as of	Identical Assets	Inputs	Inputs
Assets	December 31, 2010	(Level 1)	(Level 2)	(Level 3)

Stable Value Fund Cash(2)	$2,067,872	$2,067,872	$—	$—
Money Market Fund	1,766,068	1,766,068	—	—
U.S. Corporate Bonds	116,338	116,338	—	—
Company Stock	7,701,500	7,701,500		—
Equity Securities	3,932,785	3,932,785		—
Mutal Funds
US Equity Securities	88,829,469	88,829,469	—	—
International Equity Securitites	10,847,065	10,847,065	—	—
Common/Collective Trusts(1)	41,218,176	—	41,218,176	—
Guaranteed Investment Contracts and Wrappers(2)	51,072,016	—	51,020,340	51,676

	$207,551,289

(1)	The Dow Jones Target common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of US common stocks, US issued bonds, and cash. The investment objective of the SSGA Passive Bond Market fund is to approximate as closely as practicable the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term and contains a mix of US issued government and corporate bonds and cash. From time to time, the trustee of the Dow Jones Target and SSGA Passive Bond Market common/collective trust funds may exercise its rights to implement limited withdrawal safeguards in order to protect the principal and liquidity of all participants in the funds. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share. Generally, redemptions of the fund units for investments in this category may be made each business day, based upon a transaction price per unit that is substantially equivalent to net asset value per share as of the close of the previous business day.

(2)	These investments represent the underlying investments of the Stable Value Fund. Participant-directed redemptions have no restrictions; however, the Plan is required to provide sufficient redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the contracts. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
3. Acuity DC Trust (continued)

		Fair Value Measurements
		as of December 31, 2009
		Quoted Market	Significant
		Prices in Active	Other	Significant
	Fair Value	Markets for	Observable	Unobservable
	as of	Identical Assets	Inputs	Inputs
Assets	December 31, 2009	(Level 1)	(Level 2)	(Level 3)

Stable Value Fund Cash(2)	$1,719,431	$1,719,431	$—	$—
Money Market Fund	2,197,237	2,197,237	—	—
U.S. Corporate Bonds	38,015	38,015	—	—
Company Stock	5,468,176	5,468,176		—
Equity Securities	2,997,037	2,997,037		—
Mutal Funds
US Equity Securities	78,726,216	78,726,216	—	—
International Equity Securitites	10,340,127	10,340,127	—	—
Common/Collective Trusts(1)	37,455,837	—	37,455,837	—
Guaranteed Investment Contracts and Wrappers(2)	50,296,014	—	50,266,517	29,497

	$189,238,090

(1)	The Dow Jones Target common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of US common stocks, US issued bonds, and cash. The investment objective of the SSGA Passive Bond Market fund is to approximate as closely as practicable the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term and contains a mix of US issued government and corporate bonds and cash. From time to time, the trustee of the Dow Jones Target and SSGA Passive Bond Market common/collective trust funds may exercise its rights to implement limited withdrawal safeguards in order to protect the principal and liquidity of all participants in the funds. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share. Generally, redemptions of the fund units for investments in this category may be made each business day, based upon a transaction price per unit that is substantially equivalent to net asset value per share as of the close of the previous business day.

(2)	These investments represent the underlying investments of the Stable Value Fund. Participant-directed redemptions have no restrictions; however, the Plan is required to provide sufficient redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the contracts. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
3. Acuity DC Trust (continued)
The table below presents a summary of changes in the fair value of the Acuity DC Trust’s Level 3 assets for the years ended December 31, 2010 and 2009:

Year ended
December 31, 2010
Wrap Contracts
Balance, beginning of year	$29,497
Realized gains/(losses)	—
Unrealized gain relating to instruments still held at the reporting date	22,179
Purchases, sales, issuances, and settlements, net	—

Balance, end of year	$51,676

Year ended
December 31, 2009
Wrap Contracts
Balance, beginning of year	$62,084
Realized gains/(losses)	—
Unrealized loss relating to instruments still held at the reporting date	(32,587)
Purchases, sales, issuances, and settlements, net	—

Balance, end of year	$29,497

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
4. Income Tax Status
The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the Code, and, therefore, the related Trust is exempt from taxation. Subsequent to these determinations by the Internal Revenue Service, the Plans were amended and/or restated. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualification. The Plan administrator believes that the Plans are being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plans as amended are qualified and that the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
5. Benefits Payable
The following Plans had benefit payments that were approved for payment prior to December 31, but were not paid until subsequent to December 31:

Plan
No.	Plan Name	2010	2009
033	Acuity Brands, Inc. 401(k) Plan	$4,500	$68,751
These benefit payments represent a reconciling item between the financial statements and Form 5500. An additional reconciling item is related to the difference between the carrying value of synthetic GICs in the financial statements (contract value) and Form 5500 (fair value) in the amount of ($2,367,520). The Form 5500 has not yet been finalized. As such, the differences may vary from those noted above. However, these differences are not expected to be materially divergent.
6. Excess Contributions Payable
There were no liabilities for excess contributions as of December 31, 2010. As of December 31, 2009, liabilities for excess contributions for the Acuity Brands, Inc. 401(k) Plan (Plan No. 033), as defined by the Code, were $146,360.
7. Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Fair Value Measurements
In accordance with ASC 820, Acuity Brands determines a fair value measurement using an exit price based on the assumptions a market participant would use in pricing an asset or liability. Investments of the Acuity DC Trust, including guaranteed investment contracts (“GICs”), are stated at fair value, as determined by the trustee from quoted market prices in an active market, net asset values, or as determined by the Investment Manager using generally accepted valuation procedures for GICs. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.
The fair value of wrap contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of a wrap contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
8. Fair Value Measurements (continued)
value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.
9. Subsequent Events
In October 2010, the Company’s Board of Directors approved the merger of the assets of the Renaissance Lighting, Inc. 401(k) Plan into the Acuity Brands, Inc. 401(k) Plan and the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees. The plan assets of the Renaissance Lighting, Inc. 401(k) Plan were acquired by the Company as part of the acquisition of Renaissance Lighting, Inc. in July 2010. The value of the assets of the Renaissance 401(k) Plan was approximately $0.5 million at the time of the approval. The merger was effective on March 16, 2011.
In January 2011, the Company’s Board of Directors approved the merger of the assets of the Winona Lighting, Inc. 401(k) Plan into the Acuity Brands, Inc. 401(k) Plan and the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees. The plan assets of the Winona Lighting, Inc. 401(k) Plan were acquired by the Company as part of the acquisition of Winona Lighting, Inc. in October 2010. The value of the assets of the Winona Lighting, Inc. 401(k) Plan was approximately $4.0 million at the time of the approval. The merger was effective on June 16, 2011.
In June 2011, the Company’s Board of Directors approved the merger of the assets of the Healthcare Lighting, Inc. 401(k) Plan into the Acuity Brands, Inc. 401(k) Plan and the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees. The plan assets of the Healthcare Lighting, Inc. 401(k) Plan were acquired by the Company as part of the acquisition of Healthcare Lighting, Inc. in May 2011. The value of the assets of the Healthcare Lighting, Inc. 401(k) Plan was approximately $0.2 million at the time of the approval.

Acuity Brands, Inc.

Selected 401(k) and Retirement Plans
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

				Description of Investment
				Varying Maturity Dates
	Plan			and Interest Rates	Current
Plan Name	No.	EIN #	Identity of Issue *	Ranging from:	Value

Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Notes Receivable from Participants	4.25% to 9.25% (various maturity dates)	$2,264,917

Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Notes Receivable from Participants	4.14% to 6.25% (various maturity dates)	96,421

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	069	58-2632672	Notes Receivable from Participants	4.25% to 9.25% (various maturity dates)	41,124

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	070	58-2632672	Notes Receivable from Participants	4.25% to 9.25% (various maturity dates)	592,357

*	Represents a party in interest

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.